UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 29, 2026, Oculis Holding AG (the “Registrant”) announced topline data from its DIAMOND Phase 3 trials of OCS-01 for the treatment of diabetic macular edema and held a conference call to discuss the results. The press release and the corporate presentation presented during the conference call are furnished hereto as Exhibits 99.1 and 99.2, respectively.

Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938 and 333-287806) and Form F-3 (File Nos. 333-294011, 333-278409, 333-271063 and 333-291426).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated May 29, 2026
99.2	Corporate Presentation dated May 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: May 29, 2026	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer